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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549
                         -----------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                        MCI Communications Corporation
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                               (Name of company)

                                 Common Stock
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                        (Title of class of securities)
                                   552673105
                            -----------------------
                                (CUSIP Number)

                                Colin R. Green
                       Secretary and Chief Legal Adviser
                        British Telecommunications plc
                                   BT Centre
                               81 Newgate Street
                           London EC1A 7AJ, England
                        Tel. No.:  (011) 44-71-356-5000
              --------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               November 10, 1997
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            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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          This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 11, 1994 by British Telecommunications plc, a public limited company incorporated under the laws of England and Wales (the "Reporting Person"), as amended by Amendment No. 1, filed
                        ----------------
November 3, 1996, by Amendment No. 2, filed December 5, 1996, by Amendment No. 3, filed August 21, 1997, by Amendment No. 4, filed August 22, 1997, and by Amendment No. 5, filed October 16, 1997 (such Schedule, as so amended, being the "Schedule 13D"). This Amendment No. 6 is filed to reflect information required
 ------------
by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.10 per share (the "Common Stock"), of
                                                            ------------
MCI Communications Corporation, a Delaware corporation (the "Company").
                                                             -------

          The following amendment to Item 4 of the Schedule 13D is hereby made:

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          Item 4 is supplemented as follows:

          On November 10, 1997, the Company, WorldCom, Inc., a Georgia corporation ("WorldCom") and TC Investments Corp., a Delaware corporation and a
              --------
wholly owned subsidiary of WorldCom ("Merger Sub") entered into a Merger
                                      ----------
Agreement, dated as of November 9, 1997, (the "WorldCom Merger Agreement").
                                               -------------------------
Pursuant to the WorldCom Merger Agreement, each outstanding share of the Common Stock issued and outstanding immediately prior to the effective time of the merger provided for therein, other than shares owned or held directly or indirectly by WorldCom or the Company is to be converted into the right to receive shares of common stock, par value $.01 per share of WorldCom and each share of Class A common stock, par value $.10 per share, of the Company ("Class
                                                                          -----
A Common Stock") is to be converted into the right to receive $51 in cash.
--------------

          Concurrently with the execution of the WorldCom Merger Agreement, and as a condition of the willingness of WorldCom and Merger Sub to enter into the WorldCom Merger Agreement, the Reporting Person, the Company and WorldCom entered into an Agreement (the "Voting Agreement"). A copy of the Voting
                                ----------------
Agreement is filed as Exhibit 11 hereto and is incorporated by reference in its entirety.

          Pursuant to the Voting Agreement, the Reporting Person has agreed, subject to satisfaction of certain conditions set forth in the Voting Agreement, to vote (or cause to be voted) all of its shares of Common Stock and all of its shares of Class A Common Stock, (i) in favor of the approval and adoption of the WorldCom Merger Agreement, the merger contemplated thereby and all other transactions contemplated by the WorldCom Merger Agreement and (ii) except as may otherwise be agreed to in writing by WorldCom, against any other extraordinary corporate transaction or business combination transaction with respect to the Company which would in any manner impede or frustrate any transaction
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contemplated by the WorldCom Merger Agreement including, without limitation, any merger or consolidation, any sale, lease or transfer of a substantial portion of the assets or business of the Company or its subsidiaries, or any reorganization, recapitalization, special dividend, dissolution, liquidation or winding up of the Company and its subsidiaries.

          Pursuant to the Voting Agreement, the Reporting Person has agreed not to sell, transfer, encumber or otherwise dispose of any of its shares of Common Stock or Class A Common Stock or enter into any agreement or understanding with any person or entity to vote its shares of Common Stock or shares of Class A Common Stock or give instructions with respect thereto in a manner inconsistent with the Voting Agreement. In addition, the Reporting Person has agreed not to, directly or indirectly, (i) solicit, initiate or encourage any proposal from any person (other than WorldCom) to acquire the Company or any substantial portion of the assets or business of the Company or (ii) participate in discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may be reasonably expected to lead to any such proposal.

          Pursuant to the Voting Agreement, the Agreement and Plan of Merger, dated as of November 3, 1996, as amended (the "BT Merger Agreement"), among the
                                               -------------------
Company, the Reporting Person and Tadworth Corporation, a Delaware corporation and a wholly owned subsidiary of the Reporting Person ("Tadworth") has been
                                                        --------
terminated. The Voting Agreement provides that the Alternative Transaction Fee of $450,000,000 provided for in the BT Merger Agreement and the Reporting Person's expenses in an amount up to $15,000,000 would be paid to the Reporting Person. Such amounts were paid on November 12, 1997. The Voting Agreement also provides that in the event WorldCom is required to make a payment to the Company pursuant to Section 7.3 of the WorldCom Merger Agreement, WorldCom shall pay to the Reporting Person $250,000,000 on the date WorldCom is required to make such payment to the Company pursuant to Section 7.3 of the WorldCom Merger Agreement.

          In addition, pursuant to the Voting Agreement, if the WorldCom Merger Agreement is terminated, the Investment Agreement will automatically be amended to remove certain restrictions on the Reporting Person's right to transfer equity securities of the Company that would otherwise last until September 30, 1998.

          The following amendment to Item 6 of the Schedule 13D is hereby made:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The text supplementing Item 4 above is incorporated by reference herein to supplement Item 6.

          The following amendment to Item 7 of the Schedule 13D is hereby made:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Item 7 is supplemented as follows:

          11. Agreement, dated as of November 9, 1997, among the Reporting Person, WorldCom and the Company.

          12.     Reporting Person Press Release, dated November 10, 1997.
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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1997      BRITISH TELECOMMUNICATIONS PLC


                              By    /s/  Jack Greenberg
                                -----------------------------------------------
                                Name:   Jack Greenberg
                                Title:  Director, Group Legal Services,
                                        Global Communications
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EXHIBIT INDEX

Exhibit   Description
-------   -----------

1. Amended and Restated Investment Agreement, dated as of January 31, 1994, between the Reporting Person and the Company, amending and restating the Investment Agreement, dated as of August 4, 1993, between the Reporting Person and the Company.

2. Registration Rights Agreement, dated as of September 30, 1994, between the Reporting Person and the Company.

3. First Amendment, dated as of September 29, 1994, to the Investment Agreement, between the Reporting Person and the Company.

4.        Agreement and Plan of Merger, dated as of November 3, 1996.

5.        Reporting Person press release, dated November 3, 1996.

6.        Reporting Person press release, dated August 21, 1997.

7. Amendment Agreement, dated as of February 14, 1997, among the Reporting Person, the Company and Tadworth.

8. Amendment Agreement No. 2, dated as of August 21, 1997, among the Reporting Person, the Company and Tadworth.

9.        Reporting Person press release, dated August 22, 1997.

10.       Letter, dated October 16, 1997, from the Reporting Person to the
          Company.

11.* Agreement, dated as of November 9, 1997, among the Reporting Person, WorldCom and the Company.

12.*      Reporting Person Press Release, dated November 10, 1997.

_________________

*    Filed herewith.